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EXHIBIT 5 - LEGAL OPINION

                    [WERNER & BLANK CO. L.P.A. LETTERHEAD]

September 30, 1998

Board of Directors
Commercial and Savings Bank Co.
701 S. Market St.
Danville, OH

RE: S-4 Registration Statement for Shares of Killbuck Bancshares, Inc. Common Stock

Gentlemen:

We have acted as counsel to Killbuck Bancshares, Inc. (the "Company") in connection with the preparation of its S-4 Registration Statement to be filed on or about September 30, 1998, with the Securities and Exchange Commission, for the purpose of registering shares of the Company to be issued to shareholders of Commercial and Savings Bank Co. ("Commercial"), pursuant to the terms and conditions of a Merger Agreement dated as of April 13, 1998, (the "Agreement"). In connection with the filing of the Registration Statement, we are providing this opinion as to the shares to be registered under the Securities Act of 1933 and issued in connection with the Agreement.

We are of the opinion that the shares of common stock of the Company are duly authorized, and when issued in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

This opinion is intended solely for your use and other than its inclusion in the Registration Statement of the Company and reference to it in the Proxy Statement-Prospectus issued in connection therewith, may not be quoted, circulated or copied without our express prior written consent.

Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.